SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-6B-2

                           Certificate of Notification


            Filed by a registered holding company or subsidiary thereof pursuant to Rule U-20-(d) [Reg. Section 250.20, paragraph 36,652] or U-47 [Reg. Section 250.47, paragraph 36,620] adopted under the Public Utility Holding Company Act of 1935

Certificate   is  filed  by  JERSEY  CENTRAL  POWER  &  LIGHT  COMPANY  (the
                             -------------------------------------------------
"Company")
------------

            This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, paragraph 36,621].

1. Type of the security or securities ("draft," "promissory note"). Medium-Term Notes, Series E (the "Notes")

2.    Issue,  renewal or guaranty  (indicate nature of transaction by _____).
      Issue

3.    Principal amount of each security.     $150,000,000
                                          -------------------------

4.    Rate of interest per annum of each  security.  6.45%  accruing from May
                                                     -------------------------
      14, 2001
      --------

5.    Date of issue, renewal or guaranty of each security.  May 14, 2001
                                                           -------------

6.    If renewal of security, give date of original issue.  N.A.
                                                           -----

7.    Date  of  maturity  of each  security.  (In the  case of  demand  notes,
      indicate "on demand.")    May 15, 2006
                              --------------------------

8. Name of the person to whom each security was issued, renewed or guaranteed. $150,000,000 aggregate principal amount of Notes was sold
                   -----------------------------------------------------------
      to  purchasers,  as  principal,  pursuant to the terms of that  certain
      ------------------------------------------------------------------------
      Amended and Restated  Distribution  Agreement  dated November 15, 1999,
      ------------------------------------------------------------------------
      between and among,  Jersey Central Power & Light Company,  J.P.  Morgan
      ------------------------------------------------------------------------
      Securities Inc. and  Morgan Stanley & Co. Incorporated.
      -------------------------------------------------------

9.    Collateral  given with each  security,  if any.  Initially,  the Notes,
                                                       -----------------------
      which are issued pursuant to an Indenture (the "Senior Note Indenture")
      ------------------------------------------------------------------------
      dated as of July 1, 1999,  between the  Company  and the United  States
      ------------------------------------------------------------------------
      Trust  Company  of  New  York  (in  such  capacity,  the  "Senior  Note
      ------------------------------------------------------------------------
      Trustee"),  will be, in  accordance  with the Senior  Note  Indenture,
      ------------------------------------------------------------------------
      secured by  $150,000,000  aggregate  principal  amount of the Company's
      ------------------------------------------------------------------------
      first  mortgage  bonds issued  pursuant to the  Indenture,  dated as of
      ------------------------------------------------------------------------
      March 1, 1946,  between the Company and United  States Trust Company of
      ------------------------------------------------------------------------
      New York, as Successor Trustee,  as amended and supplemented.  However,
      ------------------------------------------------------------------------
      in  accordance  with the Senior  Note  Indenture,  on the date that the
      ------------------------------------------------------------------------
      Senior  Note  Trustee  holds  80% or  more  of all  of  the  Company's
      ------------------------------------------------------------------------
      outstanding  first mortgage bonds,  the Notes will no longer be secured
      ------------------------------------------------------------------------
      by any of the Company's  first mortgage  bonds. At that time, the Notes
      ------------------------------------------------------------------------
      will be unsecured obligations of the Company and will rank equally with
      ------------------------------------------------------------------------
      all of its unsecured and unsubordinated indebtedness.
      -------------------------------------------------------

10.   Consideration received for each security.   $148,795,500
                                                 -----------------

11. Application of proceeds of each security. (Item 11 added by amendment in Release No. 7346, issued April 10, 1947 and effective May 1, 1947.) Repayment of outstanding short-term indebtedness and general corporate
      ------------------------------------------------------------------------
      purposes.
      ---------

12. Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of

(a)   the provisions contained in the first sentence of Section 6(b),
                                                                      -----

      (b)   the provisions contained in the fourth sentence of Section 6(b),
                                                                             ---

      (c)   the provisions  contained in any rule of the Commission other than
            Rule U-48   X
                      -----

      (If reporting for more than one security insert the identifying symbol after applicable statement.)

13.   If the  security  or  securities  were  exempt  from the  provisions  of
      Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 per centum of the principal amount and par value** of the other securities of such company then outstanding. (Demand

-------------------
** If a security had no principal amount or par value use the fair market value as of date of issues of such security, and indicate how determined.

      notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of
      Section 6(b).     N.A.
                     ----------

14. If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued. N.A.

15. If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48 [Reg.
      Section 250.48, paragraph 36,621] designate the rule under which exemption is claimed. Rule 52
                             -------


                                 JERSEY CENTRAL POWER & LIGHT COMPANY


Date: May 22, 2001               By:      \s\   T. G. Howson
                                     -----------------------------------------
                                          T. G. Howson
                                          Vice President & Treasurer




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